

January 5, 2021

Mick Beekhuisen
Chief Financial Officer
CAMPBELL SOUP CO
1 Campbell Place
Camden, NJ 08103-1799

> **Re: CAMPBELL SOUP CO**
> **Form 10-K for Fiscal Year Ended August 2, 2020**
> **Filed September 24, 2020**
> **File No. 1-03822**

Dear Mr. Beekhuisen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 10-K for the fiscal year ended August 2, 2020 filed September 24, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Significant Accounting Estimates
Goodwill and intangible assets, page 36

1. We note your disclosure which states that all of your reporting units had an excess fair value "well over" the carrying value. We note elsewhere in your document that the acquisition of Snyder's-Lance resulted in a significant majority of your goodwill and trademark intangible balances. Also in your document, we note that in both 2018 and 2019, the acquisition of Snyder's-Lance has contributed losses to your earnings from continuing operations. As such, please address the following:
    *   Revise your disclosure to state if true, that all your reporting unit fair values "significantly exceeded" their carrying value.
    *   To the extent any reporting unit fair value does not significantly exceed fair value, identify the reporting unit and disclose the percentage of excess fair value over

        carrying value.
- Provide expanded disclosure of your methods used to determine fair value of your reporting units as well as critical assumptions, including discount rates, terminal value growth rates and any other key assumptions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kevin Stertzel at (202) 551-3723 with questions regarding these comments or John Cash at (202) 551-3768 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing